SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES AND EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                  to

Commission file number 1-4802

BD 401(k) Plan (formerly known as Becton, Dickinson and Company Savings Incentive Plan)

(FULL TITLE OF THE PLAN)

BECTON, DICKINSON AND COMPANY

(NAME OF ISSUER OF SECURITIES HELD PURSUANT TO THE PLAN)

1 Becton Drive
Franklin Lakes, New Jersey		07417-1880
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICER)		(ZIP CODE)
(201) 847-6800
(TELEPHONE NUMBER)

1.	FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE.

The following financial data for the Plan are submitted herewith:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2017 and 2016

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2017

Notes to Financial Statements

Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)

2.1	EXHIBITS.

See Exhibit Index for a list of Exhibits filed or incorporated by reference as part of this report.

Annual Report on Form 11-K

BD 401(k) Plan (formerly known as

Becton, Dickinson and Company Savings Incentive Plan)

Financial Statements and Supplemental Schedule

December 31, 2017 and 2016

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrative Committee of

BD 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the BD 401(k) Plan (formerly the Becton, Dickinson and Company Savings Incentive Plan) (the Plan) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2017 and 2016, and the changes in its net assets available for benefits for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since at least 1986, but we are unable to determine the specific year.

New York, New York

June 29, 2018

A member firm of Ernst & Young Global Limited

BD 401(k) Plan (formerly known as

Becton, Dickinson and Company Savings Incentive Plan)

Statements of Net Assets Available for Benefits

	December 31, 2017	December 31, 2016
Assets
Investments at fair value:
Becton, Dickinson and Company Common Stock (2,378,119 shares and 2,414,093 shares, respectively)	$482,866,701	$399,653,096
Common collective trusts:
S&P Index I Fund	472,853,376	—
SSgA S&P 500 Index Securities Lending Series Fund – Class I	—	370,106,836
Mid Cap A Fund	283,592,032	—
SSgA S&P MidCap Index Non-Lending Series Fund – Class A	—	241,153,469
All Cap Equity Ex U.S. Fund	115,172,438	—
SSgA Global All Cap Equity Ex-U.S. Index Securities Lending Series Fund – Class I	—	86,868,051
U.S. Small Cap I Fund	136,838,222	—
SSgA Enhanced U.S. Small Cap Blend Securities Lending Series Fund – Class I	—	122,537,351
BlackRock Life Path Retirement	115,216,598	84,362,388
BlackRock Life Path 2020	234,676,445	169,167,170
BlackRock Life Path 2025	121,202,118	8,547,909
BlackRock Life Path 2030	229,449,764	116,680,610
BlackRock Life Path 2035	112,786,206	7,293,742
BlackRock Life Path 2040	182,289,752	79,647,233
BlackRock Life Path 2045	67,476,256	3,034,748
BlackRock Life Path 2050	63,794,729	26,160,858
BlackRock Life Path 2055	14,962,726	1,353,933
BlackRock Life Path 2060	4,246,523	814,123
Mutual Funds
American Beacon Bridgeway Large Cap Value Fund	32,039,439	—
Baird Aggregate Bond Fund	28,558,960	—
Fidelity Diversified Intl	20,815,843	—
Fidelity Growth Co	85,272,118	—
Cash equivalents	13,004,374	19,039,422

Total investments at fair value	2,817,114,620	1,736,420,939
Investment contracts at contract value	421,277,119	456,533,330

Total investments	3,238,391,739	2,192,954,269
Notes receivable from participants	50,014,008	36,630,842
Contributions receivable - participants	4,476,403	—
Contributions receivable - company	2,036,289	—
Pending trade settlements	2,048,271	10,352

Total assets	$3,296,966,710	$2,229,595,463
Liabilities
Pending trade settlements	3,879,642	—
Investment management fees payable	374,937	456,959

Total liabilities	4,254,579	456,959

Net assets available for benefits	$3,292,712,131	$2,229,138,504

See accompanying notes.

BD 401(k) Plan (formerly known as

Becton, Dickinson and Company Savings Incentive Plan)

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2017

Additions
Participants’ contributions	$138,211,742
Rollover contributions	20,858,907
Company contributions	61,017,865
Interest income	10,319,000
Dividends	14,057,616

244,465,130
Deductions
Distributions to participants	282,743,871
Administrative expenses and other	731,443

283,475,314
Net appreciation in fair value of investments	451,108,923

Net increase in net assets available for benefits	412,098,739
Transfer of Carefusion Corporation 401(k) Plan assets	651,474,888
Net assets available for benefits at beginning of year	2,229,138,504

Net assets available for benefits at end of year	$3,292,712,131

See accompanying notes.

BD 401(k) Plan (formerly known as

Becton, Dickinson and Company Savings Incentive Plan)

Notes to Financial Statements

December 31, 2017

1. Significant Accounting Policies

Basis of Accounting

The accounting records of the BD 401(k) Plan (formerly known as Becton, Dickinson and Company Savings Incentive Plan) (the Plan) are maintained on the accrual basis of accounting.

Cash Equivalents

The Plan considers all highly-liquid investments with a maturity of 90 days or less when purchased to be cash equivalents.

Benefit Payments

Benefit payments are recorded when paid.

Administrative Expenses

Investment management fees, brokerage fees, commissions, stock transfer taxes, and other expenses related to each investment fund are paid out of the respective fund. Other expenses, such as trustee fees, and other administrative expenses are shared by Becton, Dickinson and Company (the Company) and the Plan.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 and December 31, 2016. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan is reduced and a benefit payment is recorded.

1. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value with the exception of the stable value fund noted below. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion and disclosures related to fair value measurements.

Plan participants have the option of investing in a stable value fund which is a separately managed account on behalf of the Plan. The stable value fund purchases synthetic investment contracts (synthetic GICs) on behalf of the Plan. These investment contracts are recorded at contract value (see Note 4 and below). Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

2. Description of the Plan

General

The Plan is a defined contribution plan established for the purpose of encouraging and assisting employees in following a systematic savings program in various types of investments, including stock of Becton, Dickinson and Company. Full-time and part-time employees of Becton, Dickinson and Company and certain of its domestic subsidiaries are eligible for participation in the Plan on the first enrollment date coincident with or next following their date of hire. Becton, Dickinson and Company is the sponsor of the Plan.

The Plan changed its name to the BD 401(k) Plan as of January 1, 2017. In addition, also effective January 1, 2017, the Carefusion Corporation 401(k) Plan participants merged into the Plan. Approximately 7,100 accounts and $651 million of account balances were transferred into the Plan. Fidelity Investments became the Plan record-keeper and Plan trustee on January 1, 2017, replacing Aon-Hewitt and State Street Bank, respectively. In addition, effective January 1, 2017, the Plan was also modified to allow for automatic enrollment.

2. Description of the Plan (continued)

Eligible employees who are members of the Plan can authorize a payroll deduction for a contribution to the Plan in an amount per payroll period equal to any selected whole percentage of pay from 2% to 60%. For purposes of the Plan, total pay includes base pay, overtime compensation, commissions and bonuses paid.

Pre-tax contributions are subject to annual Internal Revenue Code limitations of $18,000 for 2017, plus a catch-up contribution of $6,000 for participants age 50 and older for 2017.

Individual employee contributions of up to 6% of total pay are eligible for a matching Company contribution. The Board of Directors of the Company may, within prescribed limits, establish, from time to time, the rate of Company contributions. The Plan authorizes the Company to make bi-weekly contributions to the Plan in an amount equal to 75% of eligible employee contributions during said period less any forfeitures.

Employee contributions can be in either pre-tax 401(k) dollars or after-tax dollars or a combination of both. Employee contributions in pre-tax dollars result in savings going into the Plan before most federal, state or local taxes are withheld. Taxes are deferred until the employee withdraws the 401(k) contributions from the Plan.

Participating employees are not liable for federal income taxes on amounts earned in the Plan or on amounts contributed by the Company until such time that their participating interest is distributed to them. In general, a participating employee is subject to tax on the amount by which the distribution paid to the employee exceeds the amount of after-tax dollars the employee has contributed to the Plan.

Employee contributions are invested, at the option of the employee, in any of the available funds in 1% increments.

The Plan offered the following funds in 2017 and 2016; The Life Path Retirement Fund, Life Path 2020 Fund, Life Path 2025 Fund, Life Path 2030 Fund, Life Path 2035 Fund, Life Path 2040 Fund, Life Path 2045 Fund, Life Path 2050 Fund, Life Path 2055 Fund, and Life Path 2060 Fund. These funds are Common collective trusts managed by BlackRock and designed for investors expecting to retire around the year indicated in each fund’s name. Also offered in 2017 and 2016 was a stable value fund which is a separately managed account for the plan investing in Synthetic GIC’s, managed by Invesco Advisors, Inc.

2. Description of the Plan (continued)

In 2016 the Plan also held the S&P 500 Index Securities Lending Series Fund – Class I, the S&P Mid Cap Index Non-Lending Series Fund Class A, the Enhanced U.S. Small Cap Blend Securities Lending Series Fund – Class I, and the Becton, Dickinson and Company Common Stock Fund, which were managed by State Street Global Advisors. Each product invests in a State Street commingled pool. These assets are managed by State Street Global Advisors and offer participants a wide variety of equity investments. In 2017 these Funds were replaced by the S&P Index I Fund, the Mid Cap A Fund, the All Cap Equity Ex U.S. Fund, the U.S. Small Cap I Fund which are custom unitized products offered by Fidelity Investments. The S&P Index I Fund seeks an investment return that approximates the performance of the S&P 500. The Mid Cap A Fund seeks an investment return that approximates the performance of the S&P MidCap 400 index. The All Cap Equity Ex U.S. Fund seeks an investment result that corresponds generally to the total return performance of a broad-based index of world (ex-U.S.) equity markets. The U.S. Small Cap I Fund seeks total returns through investments primarily in small capitalization equity securities.

Fidelity Investments also manages two mutual funds: the Fidelity Diversified International Fund, which invests primarily in non-U.S. securities seeking capital growth, and the Fidelity Growth Company Fund, which invests primarily in common stocks and foreign issuers that Fidelity Investments believes offer the potential for above-average growth. The American Beacon Bridgeway Large-Cap Value Fund is a mutual fund managed by American Beacon Advisors. This fund invests in a diversified portfolio of large capitalization companies that are listed on the New York Stock Exchange and NASDAQ stock exchange. The Baird Aggregate Bond Fund is a mutual fund managed by Baird Advisors and invests in debt securities rated investment-grade at the time of purchase. The four mutual funds are new investment options for Plan participants for the year ended December 31, 2017.

Fidelity Investments is the investment manager for Becton, Dickinson and Company Common Stock Fund, which are invested in shares of the Company’s common stock and is also a custom unitized fund. Effective March 23, 2009, the Board of Directors approved a resolution such that a participant whose Company stock fund balance is 10% or less of their total Plan balance may not elect to invest more than 10% of future contributions in the Company stock fund, and a participant whose Company stock fund balance is greater than 10% of their total Plan balance may not elect to invest any future contributions in the Company stock fund. However, if a participant’s balance was greater than 10% of their total Plan balance, as of the effective date, July 30, 2009, the funds did not need to be reallocated. Contributions to the Company Common Stock Fund are comprised of both employee contributions, as well as employer matching contributions.

Any portion of the Funds, pending permanent investment or distribution, may be held on a short-term basis in cash or cash equivalents. The Vanguard Federal Money-Market account is a holding account and represents funds received awaiting allocation to an investment fund.

The Plan also has loan provisions whereby employees are allowed to take loans on their vested account balances. Loans originating during a year bear a fixed rate of interest which is set quarterly. Total loans to a participant cannot exceed the lesser of 50% of the participant’s vested balance or $50,000. Employees are required to make installment payments at each payroll date. In case of termination, if the participant’s account balance is less than $1,000 the outstanding balance of a loan becomes due and payable upon the termination. If the participant elects not to repay the outstanding balance, the loan is canceled and deemed a distribution under the Plan. If the participant’s account balance is $1,000 or greater at the time of termination, the participant may elect to repay the outstanding loan balance or to continue to make monthly manual loan repayments on any outstanding loan balance. If the participant elects not to make monthly manual loan repayments and elects not to repay the outstanding balance, the loan is canceled and deemed a distribution under the Plan.

2. Description of the Plan (continued)

The Plan provides for vesting in employer matching contributions based on years of service as follows:

Full Years of Service	Percentage
Less than 2 years	–%
2 years but less than 3 years	50
3 years but less than 4 years	75
4 years or more	100

Participants may become fully vested on the date of termination of employment by reasons of death, retirement or disability, or attainment of age 65. Participants may be partially vested under certain conditions in the event of termination of employment or participation in the Plan for any other reason. Non-vested Company contributions forfeited by participants are applied to reduce future Company contributions. Participants’ contributions are always 100% vested. Unallocated forfeitures balances as of December 31, 2017 and December 31, 2016, were approximately $321,644 and $478,000, respectively. For the year ended December 31, 2017, forfeitures used to reduce employer matching contributions were $1,530,870.

The Board of Directors of the Company reserves the right to terminate, modify, alter or amend the Plan at any time and at its own discretion, provided that no such termination, modification, alteration or amendment shall permit any of the funds established pursuant to the Plan to be used for any purpose other than the exclusive benefit of the participating employees. The right to modify, alter or amend includes the right to change the percentage of the Company’s contributions.

Payment of Benefits

Upon separation from service with the Company due to retirement, a participant whose vested account balance exceeds $1,000 may elect to receive either a lump-sum payment or may elect to receive the balance in their account over a period of 2 to 15 years in monthly, quarterly, or annual installments. They may also elect to leave their balance in the Plan until the April 1st of the calendar year following the year in which they turn 70.5 years of age.

Upon separation from service with the Company due to termination, a participant whose vested account balance exceeds $1,000 may elect to receive a lump-sum payment. They may also elect to leave their balance in the Plan until the April 1st of the calendar year following the year in which they turn 70.5 years of age.

If the participant dies, the participant’s beneficiary will receive a lump sum distribution of their balance. If the beneficiary is the participant’s spouse, he/she may elect to defer payment to a later date.

2. Description of the Plan (continued)

If the participant becomes disabled and qualifies for Social Security benefits, they may elect to receive a lump sum distribution of their account otherwise the account will remain active until the earlier of the date they turn age 65 or their death.

If upon termination or retirement, a participant’s vested account balance is $1,000 or less, they will automatically receive a cash lump-sum distribution equal to their vested account balance as soon as administratively possible after the participant’s termination or retirement.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to The Employee Retirement Income Security Act of 1974 (ERISA). In the event of Plan termination, participants will become 100% vested in their accounts.

3. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

3. Fair Value Measurements (continued)

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the value measurement. Valuation techniques used to need to maximize the use of observable inputs and minimize the use of unobservable inputs.

There have been no changes in the valuation methodologies used for assets measured at fair value as described below from December 31, 2016 to December 31, 2017.

Following is a description of the valuation methodologies used for assets measured at fair value:

Common collective trusts: Valued at the net asset value of shares held by the Plan at year end.

Cash equivalents: Comprised of investments in an institutional money market fund that permits daily redemption, the fair value of which is based upon the quoted price in active markets provided by the financial institution managing this fund.

Company common stock: Valued at the closing price reported on the active market in which the security is traded.

Mutual funds: Valued at the net asset value of shares held by the Plan at year end, which are actively traded on an open market.

The Plan’s Investment Committee is responsible for determining the Plan’s valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the fair market value of the Plan’s investments. The Investment Committee reports to the Audit Committee of the Company. In determining the reasonableness of the methodology used, the Investment Committee evaluates a variety of factors, including review of existing contacts, economics conditions, industry and market developments and overall credit ratings.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2017 and December 31, 2016. During the year ended December 31, 2017 there were no significant transfers of assets between Levels 1, 2 and 3.

3. Fair Value Measurements (continued)

	Assets at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Investments measured at net asset value (1)	—	—	—	2,154,557,185
Cash equivalents	13,004,374	—	—	13,004,374
Mutual Funds	166,686,360			166,686,360
Company common stock	482,866,701	—	—	482,866,701

Total investments at fair value	$662,557,435	—	—	$2,817,114,620

	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Investments measured at net asset value (1)	—	—	—	1,317,728,421
Cash equivalents	19,039,422	—	—	19,039,422
Company common stock	399,653,096	—	—	399,653,096

Total investments at fair value	$418,692,518	—	—	$1,736,420,939

(1)	The common collective trusts, which are measured at fair value using the net asset per share (or its equivalent) practical expedient have not been catagorized in the face value hierarchy. The fair value amounts presented in the above tables are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of net assets available for benefit. There are no restrictions on redemption.

4. Fully Benefit-Responsive Investment Contracts

Investment contracts represent Synthetic GICs. A Synthetic GIC consists of units of various collective trust funds that hold high quality fixed income securities, accompanied by one or more insurance company wrap contracts under which the issuer agrees to purchase fund assets at book value if a sale is needed in order to make benefit payments.

In determining the net assets available for benefits, the Synthetic GICs are recorded at net contract value. Because the Synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the Synthetic GICs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g., divestures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

4. Fully Benefit-Responsive Investment Contracts (continued)

Certain events could allow the issuers of the Synthetic GICs to terminate fully benefit-responsive investment contracts with the Plan and settle for an amount different from contract value. Examples of such events would include (i) the Plan’s loss of tax-exempt status, (ii) a material breach of responsibility by the Plan which cannot be corrected, or (iii) adverse changes to provisions of the Plan. The Plan administrator does not believe that the occurrence of any such event, which would cause termination of a contract for an amount different from contract value is probable.

The Synthetic GICs do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date. Each contract is subject to early termination penalties that may be significant.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 7, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to receiving the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator will take the necessary steps to ensure that the Plan, as amended, is being operated in compliance with the applicable requirements of the Code.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6. Party-In-Interest Transactions

During the year, 180,810 shares of BD Common Stock were transferred in from the Carefusion Corporation 401(k) Plan. Additionally, the Plan purchased and sold 85,600 and 302,384 shares, respectively, of the Company’s common stock and recorded $6,842,523 in dividends on the common stock from the Company. Also, State Street funds of the Plan are managed by State Street, whereas Black Rock funds are managed by Black Rock, and Fidelity funds are managed by the Plan trustee, Fidelity Investments. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2016 to the Form 5500:

Net assets available for benefits per the financial statements	$2,229,138,504
Less: Other changes	(2,221,443)

Net assets available for benefits per the Form 5500	$2,226,917,061

The following is a reconciliation of the net increase in net assets per the financial statements for the year ended December 31, 2017, to net income per the Form 5500:

Net increase in net assets per the financial statements	$412,098,739
Plus: Other changes	2,221,443

Net income per the Form 5500	$414,320,182

Supplemental Schedule

BD 401(k) Plan (formerly known as

Becton, Dickinson and Company Savings Incentive Plan)

EIN #22-0760120 Plan #011

Schedule H, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2017

Identity of Issuer, Borrower, Lessor or Similar Party, and Description of Investment	Number of Units Shares	Fair Value
Fidelity Investments
Becton, Dickinson and Company Common Stock	2,378,119	$482,866,701
State Street Global Advisors
S&P Index I Fund	3,801,517	472,853,376
State Street Global Advisors
Mid Cap A Fund	17,788,596	283,592,032
State Street Global Advisors
All Cap Equity Ex U.S. Fund	52,225,463	115,172,438
State Street Global Advisors
U.S. Small Cap I Fund	44,487,952	136,838,222
BlackRock
Life Path Retirement	8,131,255	115,216,598
Life Path 2020	15,404,709	234,676,445
Life Path 2025	7,547,973	121,202,118
Life Path 2030	13,639,893	229,449,764
Life Path 2035	6,421,859	112,786,206
Life Path 2040	10,003,558	182,289,752
Life Path 2045	3,594,077	67,476,256
Life Path 2050	3,328,898	63,794,729
Life Path 2055	754,911	14,962,726
Life Path 2060	329,213	4,246,523
Fidelity Investments
Fidelity Diversified Intl	521,308	20,815,843
Fidelity Growth Co	477,391	85,272,118
American Beacon Advisors
American Beacon Bridgeway Large Cap Value Fund	1,121,436	32,039,439
Baird Advisors
Baird Aggregate Bond Fund	2,627,319	28,558,960
Cash equivalents		13,004,374

Total investments at fair value		2,817,114,620

BD 401(k) Plan (formerly known as

Becton, Dickinson and Company Savings Incentive Plan)

EIN #22-0760120 Plan #011

Schedule H, Line 4(i) – Schedule of Assets (continued)

(Held at End of Year)

Identity of Issuer, Borrower, Lessor or Similar Party, and Description of Investment	Contract Value
Investment contract at contract value
Voya Retirement & Annuity GIC #60396-A, due at 2.00%
IGT Invesco Short-term Bond Fund	$32,317,008
IGT Voya High Quality Short Term Bond Fund	32,315,942
IGT Dodge & Cox Core Fixed Income Fund	11,406,126
Wrapper	122,117

76,161,193
Prudential Insurance Co. GIC #GA-62465, due at 2.87%
IGT Jennison Intermediate Fund	29,365,742
IGT PIMCO Intermediate Fund	22,033,442
IGT Invesco Intermediate Fund	29,380,452
IGT Invesco Short-Term Bond Fund	24,132,792
Wrapper	(2,390,503)

102,521,925
MET Tower Life GIC #38005, due at 2.43%
IGT BlackRock Intermediate Fund	51,733,349
Wrapper	(595,407)

51,137,942
RGA GIC BECTIN-0812-01, due at 2.36%
IGT Invesco Short-term Bond Fund	60,282,378
IGT Invesco Core Fixed Income Fund	22,358,712
IGT BlackRock Core Fixed Income Fund	14,582,349
Wrapper	(641,466)

96,581,973
Transamerica GIC #MDA 00591TR due at 2.44%
IGT BlackRock Core Fixed Income Fund	7,660,572
IGT PIMCO Core Fixed Income Fund	22,020,952
IGT Goldman Sachs Core	10,530,456
IGT Invesco Short-term Bond Fund	55,544,426
Wrapper	(882,320)

94,874,086

Total investment contracts at contract value	421,277,119
Notes receivable from participants	50,014,008
Other – Pending trade settlements	2,048,271

Assets held at end of year	$3,290,454,018

BD 401(k) Plan (formerly known as

Becton, Dickinson and Company Savings Incentive Plan)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Incentive Plan Committee of Becton, Dickinson and Company, the Plan Administrator of the Becton, Dickinson and Company Savings Incentive Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Becton, Dickinson and Company Savings Incentive Plan

Date: June 29, 2018	/s/ Greg Rodetis, Member, Investment Committee

Exhibits

Exhibit No.	Document

23	Consent of Independent Registered Public Accounting Firm